August 8, 2012
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: W. John Cash, Branch Chief
Re:    Newell Rubbermaid Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 1-09608

Dear Mr. Cash:
We are in receipt of your comment letter dated July 11, 2012 to Newell Rubbermaid Inc. (the “Company”) which requests additional information related to the Company's June 21, 2012 response to your initial comment letter dated May 23, 2012. On behalf of the Company, we have addressed your comment letter by reproducing the comment below and providing the Company's response immediately following.
Form 10-Q for Fiscal Quarter ended March 31, 2012

1.
We note your response to our prior comment number one. Based on the information you have provided, we note your CODM receives discrete financial information at the GBU level. Based on the information you have provided, we are unable to agree with your conclusions, as it appears to us that your GBUs are operating segments. We note the information your CODM receives includes measures of profitability (gross margin and operating income) and that he receives this information on a regular basis. We believe a CODM uses all information they receive to assess performance and to make decisions about resource allocations. We further note that the products and gross margins of your GBU operating segments do not appear to be similar in all cases for aggregation purposes. As such, please provide us an aggregation analysis of your GBU operating segments. Please refer to ASC 280-10-50-11 for guidance.

Company Response
The Company continues to be of the position that Newell Consumer, Newell Professional and Baby & Parenting, hereinafter collectively referred to as “Operating Units,” are its operating segments. The Company understands that the Staff has concerns about the CODM's receipt of GBU financial information. However, the Company continues to believe its current segment reporting disclosures meet the spirit and requirements of ASC 280. The Company believes that treating the GBUs as operating segments would be inconsistent with the guidance of ASC 280 in that designating the GBUs as operating segments would result in reporting that is inconsistent with how the CODM manages the Company.
In further support of the Company's position, the Company is providing additional information herein regarding its reporting practices, the management structure of the business and the CODM's recent performance assessment and resource allocation decisions made at the Operating Unit level.
Effective January 1, 2012, the Company's operations were re-organized into two groups: Newell Consumer operating group (comprised of four GBUs) and the Newell Professional operating group (also comprised of four GBUs), with the Baby & Parenting GBU reporting directly to the CEO, the Company's CODM. The primary purpose of the reorganization was to better align the GBUs around their go-to-market strategies and targeted end-

users. At the time of the reorganization, the Company evaluated the requirements of ASC 280 to consider how its segment reporting would be impacted.
The Company acknowledges the Quarterly Reporting Package its CODM receives includes financial data for the underlying GBUs that comprise the Company's Operating Units. However, as the Company's previous correspondence to the Staff indicates, the CODM does not regularly use the GBU information to allocate resources or evaluate performance. The Company's internal reporting practices are a function of its desire to have a single reporting package usable by both the CODM and Operating Unit management, and the internal reports are not produced exclusively for the CODM nor is the CODM the primary recipient. Other members of the Executive Leadership Team, including the Company's Chief Financial Officer and certain members of Operating Unit management, are recipients of the information and use the information to manage the business and for governance purposes. Operating Unit management uses the GBU information included in these materials to assess and explain the performance of the Operating Unit and to make resource allocation decisions within the Operating Unit, while the CODM uses the materials to evaluate performance and allocate resources at the Operating Unit level. Pursuant to ASC 280, the Company does not believe that the mere receipt of this data is sufficient to deem the GBUs to be operating segments. ASC 280 contemplates the CODM's “use” of the segment financial information to make resource allocation decisions and assess performance. It is important to consider that the CODM is one of several recipients of the Quarterly Reporting Package, and the Quarterly Reporting Package is not necessarily reflective or determinative of the CODM's management practice. The Quarterly Reporting Package information is regularly provided to various levels of management, up to and including the CODM. While the more detailed information is used to isolate positive and negative performance trends and focus improvement actions, the CODM does not use it to allocate resources or discretely assess performance. As evidence of this, one of the CODM's most valuable tools in making decisions about the allocation of resources and in assessing performance is the Company's Quarterly Business Review process, which requires Operating Units, rather than GBUs, to regularly present and discuss their performance and plans with the CODM. The Presidents of the Operating Units (i.e. “segment manager”), who have access to the comprehensive GBU-level financial information needed to accurately and effectively allocate resources and assess performance at the GBU level, assess performance of and allocate resources to the GBUs, with input from the GBU general managers. The comprehensive GBU-level financial information available to and used by the Operating Unit Presidents and GBU general managers includes detailed information on market research, pricing, product roadmaps and new product development, product profitability, point of sale tracking, retail inventory positions, service levels, and supply chain productivity. The limited GBU financial information that the CODM receives is insufficient and inadequate for him to effectively decide how to allocate resources to the GBUs and assess the operating performance of the GBUs.
The CODM generally manages the business via his interaction with the Presidents of the Operating Units that are accountable to and report directly to him. In contrast, the Presidents of the GBUs do not directly report to the Company's CODM and rather report to Operating Unit management. For example, the President of the Company's Industrial Products & Services GBU, who has day-to-day responsibility for the worldwide Industrial Products & Services operations, reports to the President of the Newell Professional Group. The President of the Newell Professional Group is responsible for annually documenting his assessment of the Industrial Products & Services' President's performance, communicating the evaluation, and determining his annual compensation increase, if any. ASC 280-10-50-7 states that “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” By definition, the President of the Industrial Products & Services GBU cannot be a segment manager, because his direct accountability and regular contacts relative to these functions are to the President of the Newell Professional Group, who is responsible for evaluating his performance and determining his compensation, rather than to the Company's CODM. The Company believes this is a critical consideration in determining the appropriate operating segments of the Company.
Specific examples of performance assessment and resource allocation decisions made by the Company's CODM at the Operating Unit level include the following:

•
In the Company's budgeting and forecasting process, the CODM has identified expected shortfalls and overachievements relative to his expectations for the Operating Units. In these instances, the CODM tasks

Operating Unit management, rather than GBU management, to make decisions about foregoing or increasing investments to increase sales and/or reduce costs. Operating Unit management, not the CODM, owns the ultimate decisions, executes on them, and is evaluated by the CODM through the Quarterly Business Review process on their success or failure to achieve the expectations.

•
The Company realigned and consolidated its sales functions at an Operating Unit level, which resulted in the Company forming its Customer Development Organization to support the Consumer Group and the North American Sales Organization to support the Professional Group. The success of these sales functions is generally measured by the CODM based on their contributions to the sales of the Operating Units they support.

•
Operating Unit management led the formation and execution of the Company's recent restructuring initiative, Project Renewal, which is described in the Company's periodic filings. Operating Unit management identified opportunities to reduce costs and areas for incremental investment to unlock trapped capacity for growth, and it has been Operating Unit management's responsibility to identify and execute on plans within their Operating Unit which are expected to create the greatest value.

•
According to the Company's Schedule of Authority, routine requests for day-to-day operating and capital expenses need only be approved by the Operating Unit management. Only in cases of extraordinary or non-routine expenditures is CODM or Board approval required (principally for business governance reasons), but this occurs only after Operating Unit management has first reviewed and approved the capital requests.

•	For international expansion, Operating Unit management identifies needs and seeks the CODM's approval for structural resources to support their international expansion plans.

•
As previously mentioned, two of the Company's key metrics are working capital management and operating cash flow. The working capital and operating cash flow metrics are not regularly measured at the GBU level, and as a result, this information is not regularly reviewed by the CODM. On the contrary, performance for these key metrics is assessed and targets are provided by the CODM at the Operating Unit level, which is the level at which performance is evaluated for these key metrics.

•
Operating Unit management routinely meets to evaluate GBU performance and make resource allocation decisions with regard to new product development. Operating Unit Presidents subsequently meet with the CODM to report upon their decisions with regard to resource allocation and to report on their Operating Unit's performance. However, the aforementioned Operating Unit management's interactions with GBU management, fundamental to the GBUs' and Operating Units' operating rhythm, are not attended by the Company's CODM.

•
The Company does not present GBU-level profitability and cash flow information to discuss performance with the investment community because GBU performance is not relevant to the CODM's assessment of the Company's performance. Instead, GBU sales information is selectively used to provide additional perspective on the Company's performance in its MD&A, on its website, in discussions with credit rating agencies, and in discussions with investors and analysts on the performance of the Company's Operating Units.

Given (i) the CODM's regular interactions and reporting relationships with Operating Unit management in the management of the business, (ii) the CODM's regular receipt and use of Operating Unit information to evaluate performance and allocate resources, and (iii) the specific examples provided where performance was assessed and resources were allocated by the CODM at the Operating Unit level, the Company believes its Operating Units are its operating segments based on the guidance in ASC 280-10-50-1. Because the Company continues to support conclusions made at the time of the reorganization, the Company has not performed the robust aggregation analysis that would be necessary to evaluate how the GBUs might be presented if it was concluded that each was an operating segment.
Moreover, the Company does not believe that the mere availability of certain GBU-level information should be the sole or even the key factor considered in determining its segment reporting structure given (i) the CODM's overall accountability for the accuracy and completeness of the Company's financial statements through the quarterly certification process and otherwise and (ii) the CODM's need to have an appropriate depth of knowledge of the Company's business in order to have productive and credible discussions with investors and the analyst community. Availability of information is even more important for executives, like the Company's CODM, who are in the process of “on-boarding,” as they must quickly and comprehensively familiarize themselves with the business.
As a result, the Company maintains the position that Newell Professional, Newell Consumer and its Baby & Parenting GBU constitute its operating and reportable segments based upon the criteria in ASC 280.
Please contact John Ellis, Vice President - Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7788, should you have any questions regarding our responses or any related matters. Thank you for your time and attention to this matter.
Sincerely,
Newell Rubbermaid Inc.
By:     /s/ Juan R. Figuereo
Title:    Executive Vice President and Chief Financial Officer